Exhibit 4(c)
FIDELITY INVESTMENTS LIFE INSURANCE COMPANY
ENDORSEMENT: INDIVIDUAL RETIREMENT ANNUITY
This Endorsement is a part of the Contract. The effective date of this Endorsement is the Contract Date shown on the Contract Schedule.
This Contract is issued on a tax qualified basis under Section 408(b) of the Internal Revenue Code of 1986, as amended (the "Code"), so the following provisions apply and replace any contrary Contract provisions:
 (1) The Owner of the Contract must also be the Annuitant. The Contract is not transferable (other than a transfer incident to a divorce decree in accordance with Section 408(d)(6) of the Code) and is established for the exclusive benefit of the Owner and his or her designated beneficiary.
 (2) Any premium for this Contract must be a rollover contribution, as permitted by Sections 402(a)(5), 402(a)(7), 403(a)(4), 403(b)(8), or
408(d)(3) of the Code. No other premium may be paid. Premiums will not be refunded except that within 10 days of the date of the receipt of the Contract, the application may be revoked and a full refund of the premium shall be made.
 (3) The Owner's entire interest in the Contract is nonforfeitable, subject to the surrender charges specified in the Contract.
 (4) In order to satisfy the minimum distribution requirements of Code
Section 408(b)(3), the Owner's interest in the Contract must be paid in a single sum or distributed in equal or substantially equal payments at least annually over: the life of the Owner or the lives of the Owner and a second person designated by the Owner; or a period not to extend beyond the life expectancy of the Owner or the joint and last survivor expectancy of the Owner and a designated second person. If the designated second person is not the Owner's spouse, payments will comply with the minimum distribution incidental benefit requirements applicable to IRAs. This will require a specified percentage of the distributions be distributed to the Owner depending on the age of the Owner and the designated second person. The Owner may elect:
  (a) that the Company pay the Cash Surrender Value;
  (b) that the Contract Value be applied to an Annuity Income Option that complies with Code Section 408(b)(3); or
  (c) to take a series of partial withdrawals from the Contract that, together with distributions from other IRA's, comply with Code Section 408(b)(3).
 (5) Unless the Owner elects otherwise by written request, the Annuity Date will be April 1 of the calendar year following the calendar year in which the Owner attains age 70 1/2 (the "Required Beginning Date.")
 (6) If this Contract is the Owner's only IRA, the Owner must begin taking distributions from the
Contract no later than the Required Beginning Date.
 (7) If this Contract is not the Owner's only IRA, the Owner may satisfy the minimum distribution requirements by taking a series of partial withdrawals from this Contract or from any other IRAs he or she owns beginning no later than the Required Beginning Date.
 (8) By written request to the Company at least 30 days prior to the Annuity Date, the Owner may elect an Annuity Income Option or other disposition of any amount to be paid under the contract. Unless the Owner elects otherwise by written request, payments will be made according to Annuity Income Option 3 of the Contract with Annuity Income Payments guaranteed for ten years.
 (9) In the event of the Owner's death, the entire interest in this Contract must be distributed in accordance with Code Section 408(b)(3), and the Contract's provisions relating to the death of the Owner are changed to the extent necessary to conform with the Code as follows:
  (a) If the Owner dies after the Required Beginning Date, the remaining portion of such interest will continue to be distributed at least as rapidly as under the method of distribution being used prior to the Owner's death.
  (b) If the Owner dies before the Required Beginning Date, the Owner's entire interest will be distributed in accordance with one of the following four provisions:
   (1) The Owner's entire interest will be paid in full before December 31 of the calendar year containing the fifth anniversary of the date of the Owner's death.
   (2) If the Owner's interest is payable to a designated Beneficiary of the Owner and the designated Beneficiary has not elected (1) above, then the entire interest will be distributed in substantially equal installments at least annually over the life or a period not to extend beyond the life expectancy of the designated Beneficiary commencing no later than December 31 of the year following the date of the Owner's death. The designated Beneficiary may, at any time prior to the commencement of distribution, elect to accelerate the payments, that is, increase the frequency or amount of the payments.
   (3) If the designated Beneficiary of the Owner is the Owner's surviving spouse, distributions are not required to begin until December 31 of the later of: (i) the calendar year following the date of death of the Owner or (ii) the calendar year in which the deceased Owner would have attained age 70 1/2. The surviving spouse may, at any time prior to the commencement of distribution, elect to accelerate the payments, that is, increase the frequency or amount of the payments.
   (4) If the designated Beneficiary of the Owner is the Owner's surviving spouse, the spouse may treat the Contract as his or her own individual retirement annuity (IRA).
  For purposes of this requirement, any amount paid to a child of the Owner will be treated as if it had been paid to the surviving spouse if the remainder of the interest becomes payable to the surviving spouse when the child reaches the age of majority.
 (10) For purposes of any distribution rule, life expectancies will be calculated by use of the return multiples specified in Section 1.72-9 of the Treasury Regulations.
 (11) This Contract cannot be sold, assigned, discounted or pledged as collateral for a loan or a security for the performance of an obligation or for any other purpose (other than a transfer incident to a divorce decree in accordance with Section 408(d)(6) of the Code).
 (12) The Company reserves the right to amend this Endorsement in any aspect at any time so that it may conform to the applicable provisions of the Code as in effect from time to time. Any such amendment will be subject to any necessary regulatory approvals.
Signed for the Company at its Executive Office, Boston, Massachusetts.
  President     Secretary